Exhibit 99.2

Zug, 9 May 2025

To the Shareholders of Oculis Holding AG, in Zug, SWITZERLAND

Invitation to the

2025 Annual General Meeting of Shareholders

Dear Shareholder,

On behalf of Oculis Holding AG ("Oculis"), we are pleased to invite you to our second annual general meeting as a public company, which will be held on 4 June 2025 at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 3:00 p.m. CEST / 9:00 a.m. EDT (the "2025 Annual General Meeting").

2024 was a momentous year for Oculis marked by the delivery of outstanding results, and we are very pleased to share with you an overview of the remarkable and productive advancements across our innovative portfolio. The progress we’ve made in 2024 has set Oculis up for a strong start in 2025 with several milestones already achieved: the recent positive ACUITY Phase 2 clinical trial readout for Privosegtor (OCS-05) in acute optic neuritis, completion of enrollment in our OCS-01 Phase 3 DIAMOND trials, and a successful oversubscribed equity financing of $100 million. We would like to sincerely thank you for your continued support. Our future looks bright, and the recent positive clinical trial results enabled us to materially expand the addressable patient population we could reach with our products and potentially address significant unmet medical needs in ophthalmology and neuro-ophthalmology.

2024 featured substantial progress across our late-stage clinical pipeline

On the portfolio side, we made significant strides in 2024 with the randomization of patients in each of the Phase 3 DIAMOND 1 and 2 trials in diabetic macular edema (DME) with our lead product candidate, OCS-01, enabling us to complete enrollment in both trials in April 2025 and expect topline readouts in Q2 2026. This will form the basis of our NDA submission to the Food and Drug Administration (FDA) for this indication. If approved, OCS-01 will become the first topical eye drop and non-invasive treatment option for DME, fulfilling significant unmet medical needs for early treatment intervention and for patients with inadequate response to the current standard of care.

We are exceedingly excited about the positive and robust Phase 2 data we announced a few months ago for Privosegtor (OCS-05), our novel peptoid neuroprotective candidate. The ACUITY Phase 2 study in patients with acute optic neuritis showed solid and consistent improvement in visual function, which was supported by substantial evidence of objective anatomical improvements in retinal thickness protection and neurofilament in the blood, a reliable biomarker for neuro degeneration. Additionally, the results highlighted Privosegtor’s broad potential in multiple neuro-ophthalmology and neurology-related indications.

As next steps, we are now planning to meet with U.S. FDA in 2H 2025 to advance Privosegtor (OCS-05)’s development plan as a potential first-in-class neuroprotective therapy for acute optic neuritis. In addition, we are initiating two new programs in non-arteritic anterior ischemic neuropathy (NAION) and the acute treatment of relapses in multiple sclerosis (MS). The development of a neuroprotective treatment candidate for neurodegenerative diseases with such promising clinical trial results offers a potentially transformative opportunity to Oculis and the neuroscience field.

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Finally, we have also made excellent progress in advancing Licaminlimab (OCS-02), a topical biologic eye drop TNFα inhibitor, which had a successful readout in the Phase 2b RELIEF study in signs of dry eye disease (DED). Most importantly, the trial confirmed its potential to be the first product with a genotype-based development approach to deliver a potentially first in class precision medicine treatment in ophthalmology, a clear advantage for an indication with high patient dissatisfaction. Following a successful FDA meeting in Q1 2025, a Phase 2/3 trial is anticipated to start in 2H 2025.

Bolstered leadership team, well supported by existing and new investors

Our rapid progress in 2024 was further accelerated by expanding our leadership team in core areas. In April 2024, industry veteran Snehal Shah, PharmD, joined Oculis as President of R&D, following a successful tenure at Iveric Bio, where he served as Chief Regulatory & Product Strategy Officer. He brought along extensive ophthalmology and neurology experiences in drug development with a strong track record of successful FDA market approvals. He was followed by Sharon Klier, MD, appointed as Chief Development Officer in August 2024. Dr. Klier spent most of her career in clinical development with significant experience in retina, neuro-ophthalmology, and cornea, a perfect match for Oculis’ pipeline.

The tremendous advancement we have experienced since the beginning of last year has enabled equity financing of approximately $160 million. It gives us further confidence in our ability to propel Oculis’ pipeline, thanks to our existing and new investors, who bring experience and dedication to supporting the development of cutting-edge healthcare innovations with proven science. Our well-versed investor base provides us with the platform required to bring benefit to patients and value to our company.

Focus for 2025: Maximizing pipeline potential and maintaining operational excellence.

Following a year of substantial accomplishments and impeccable execution, we are now advancing our three core assets in the most value-generating opportunities to maximize the broad potential of our rich and innovative pipeline. We made great strides in 2024 and had a strong start to 2025, and we plan to build on these successes further while remaining laser-focused on execution, operational excellence and quality to successfully bring novel treatments to patients.

On behalf of the board and our senior management team, we would like to thank all of you for your sustained support and hope you will continue to share our vision for a very bright future for Oculis and the patients we aim to serve. We look forward to deploying our resources in a manner that brings innovative products to patients and generates the most potential value to our shareholders.

Sincerely,

Tony Rosenberg Riad Sherif

Enclosures: - Agenda with Proxy Form
- Organizational information

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AGENDA ITEMS AND PROPOSALS OF THE BOARD OF DIRECTORS

1.
Approval of the 2024 Annual Report including the 2024 Annual (statutory) Financial Statements and the 2024 Consolidated Financial Statements

The Board proposes the approval of the annual report including the annual financial statements for the business year 2024 and the consolidated financial statements for the business year 2024.

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 3 and 4 of the Swiss Code of Obligations (the "CO")) and our articles of association, the general meeting of the shareholders (the "General Meeting") resolves on the approval of the statutory financial statements and the consolidated financial statements. In its reports to the General Meeting, the Company's auditors, PricewaterhouseCoopers SA, recommend without qualification the approval of the Company's annual financial statements and consolidated financial statements. The 2024 Annual Report is available for download at https://investors.oculis.com/events-presentations.

2.
Allocation of Balance Sheet Results 2024

The Board proposes that the balance sheet loss of CHF 46'577'000 be carried forward to the new accounts.

Net loss for the business year 2024 CHF 5'179'000

Accumulated loss brought forward CHF 46'577'000

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 4 CO) and our articles of association, the General Meeting resolves on the allocation of the balance sheet results.

3.
Discharge to the Members of the Board of Directors and the Executive Committee

The Board proposes that a full discharge be granted to all members of the Board of Directors and the Executive Committee for their activities in 2024.

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 7 CO) and our articles of association, the General Meeting resolves on the discharge to the members of the Board of Directors and the Executive Committee.

4.
Re-election of the chairperson and the other Members of the Board of directors

The term of office of the Chairperson and all members of the Board of Directors expires at the end of the 2025 Annual General Meeting. The Board of Directors proposes the re-election of the current members of the Board of Directors, including the Chairperson, each until the end of the 2026 Annual General Meeting.

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4.1.
Re-election of Anthony Rosenberg as Member and Chairperson of the Board of Directors
4.2.
Re-election of Christina Ackermann
4.3.
Re-election of Lionel Carnot
4.4.
Re-election of Arshad M. Khanani
4.5.
Re-election of Martijn Kleijwegt
4.6.
Re-election of Geraldine O'Keeffe
4.7.
Re-election of Riad Sherif
4.8.
Re-election of Robert K. Warner

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 2 and para. 3 no. 1 CO) and our articles of association, the General Meeting elects the Chairperson and the other members of the Board of Directors. The elections will be held on an individual basis.

5.
Re-election of the members of the Compensation Committee

The Board of Directors proposes the re-election of Christina Ackermann, Lionel Carnot and Robert K. Warner as members of the Compensation Committee, each until the end of the 2026 Annual General Meeting.

5.1.
Re-election of Christina Ackermann
5.2.
Re-election of Lionel Carnot
5.3.
Re-election of Robert K. Warner

Explanation: Pursuant to Swiss law (art. 698 para. 3 no. 2 CO) and our articles of association, the General Meeting elects the members of the Compensation Committee. The elections will be held on an individual basis. The Board of Directors intends to re-appoint Christina Ackermann, subject to her re-election, as chairperson of the Compensation Committee.

6.
Re-election of the Auditors

The Board of Directors proposes to re-elect PricewaterhouseCoopers SA, in Pully, Switzerland, as the Company's statutory auditors for a term of office of one year.

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 2 CO) and our articles of association, the General Meeting elects the auditors. PricewaterhouseCoopers SA confirmed its independence required for this mandate.

7.
Re-election of the independent proxy

The Board of Directors proposes to re-elect PST Legal AG, in Zug, Switzerland, as the Company's independent proxy until the end of the 2026 Annual General Meeting.

Explanation: Pursuant to Swiss law (art. 698 para. 3 no. 3 CO) and our articles of association, the General Meeting elects the independent proxy. PST Legal AG confirmed its independence required for this mandate.

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8.
Compensation for the non-executive Members of the Board of Directors
8.1.
Vote on Total Fixed (Non-Performance-Related) Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2026 Annual General Meeting

The Board of Directors proposes the approval of a total maximum amount of fixed (non-performance-related) compensation for eight non-executive members of the Board of Directors for the period from the Company's 2025 Annual General Meeting to the Company's 2026 Annual General Meeting of USD 572'000.

8.2.
Vote on Equity or Equity Based Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2026 Annual General Meeting

The Board of Directors proposes the approval of the grant of options with share equivalent, shares or equity linked instruments for eight non-executive members of the Board of Directors for the period until the end of the Company's 2026 Annual General Meeting, with a then current maximum value of all equity or equity linked instruments of USD 2'150'000 (excluding employer social security and pension contributions).

Explanation (agenda items 8.1 and 8.2): Pursuant to Swiss law (art. 698 para. 3 no. 4 CO) and our articles of association, the General Meeting resolves on the approval of the maximum compensation of the Board of Directors broken down into fixed (non-performance related) compensation and the equity or equity-based compensation. Further information on the Company's compensation principles for the Board of Directors can be found in our articles of association and in the 2024 Compensation Report, which is available for download at https://investors.oculis.com/events-presentations.

9.
Compensation for the Members of the Executive Committee
9.1.
Vote on Fixed (Non-Performance-Related) Compensation for Members of the Executive Committee payable in 2026

The Board of Directors proposes to approve a total maximum amount of fixed (non-performance-related) compensation for three members of the Executive Committee for the calendar year 2026 and payable in 2026 of USD 2'478'240.

9.2.
Vote on variable Compensation for Members of the Executive Committee payable in 2026

The Board of Directors proposes to approve a total maximum amount of variable compensation for three members of the Executive Committee for the calendar year 2025 and payable in 2026 of USD 1'753'760.

9.3.
Vote on Equity Based Compensation for Members of the Executive Committee for 2026

The Board of Directors proposes to approve the grant of options with share equivalent, shares or equity linked instruments for three members of the Executive Committee for grants until the end of the calendar year 2026, with a then current maximum value of all options, shares or equity linked instruments of USD 15'500'000 (excluding employer social security and pension contributions).

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Explanation (agenda items 9.1, 9.2 and 9.3): Pursuant to Swiss law (art. 698 para. 3 no. 4 CO) and our articles of association, the General Meeting resolves on the approval of the maximum compensation for the Executive Committee broken down into fixed (non-performance related) compensation, variable compensation and equity-based compensation. Further information on the Company's compensation principles for the Executive Committee can be found in our articles of association and in the 2024 Compensation Report, which is available for download at https://investors.oculis.com/events-presentations.

10.
Non-binding advisory vote on the 2024 Compensation Report

The Board of Directors proposes the approval on a consultative basis (non-binding advisory vote) of the 2024 Compensation Report.

Explanation: Pursuant to Swiss law (art. 735 para. 3 no. 4 CO), the Board of Directors must submit the compensation report to the General Meeting for a consultative (non-binding) vote, if the shareholders vote on variable compensation on a prospective basis. The 2024 Compensation Report is available for download at https://investors.oculis.com/events-presentations.

11.
Increase and amendment of Capital Band

The Board of Directors proposes to (i) adapt the existing paragraphs 1 through 3 of article 3a (Capital Band) of the articles of association pertaining to capital band, (ii) create capital band between CHF 545'336.74 (lower limit) and CHF 818'005.11 (upper limit), (iii) authorize the Board of Directors to increase the Company's share capital up to the upper limit at any time and as often as required until 4 June 2030 by issuing a maximum of 27'266'837 registered shares with a par value of CHF 0.01 each, to be fully paid up, and (iv) amend the paragraphs 1 through 3 of article 3a of the articles of association as set out below:

Article 3a Capital Band

The Company has a capital band between CHF 545'336.74 (lower limit) and CHF 818’005.11 (upper limit).

The Board of Directors is authorized to increase the share capital up to the upper limit at any time and as often as required until 4 June 2030.

The increase must be effected by issuing a maximum of 27'266'837 registered shares with a par value of CHF 0.01, to be fully paid up. After a change in par value, the new par value shall also apply within the scope of the capital band. A capital reduction is excluded.

Artikel 3a Kapitalband

Die Gesellschaft hat ein Kapitalband zwischen CHF 545'336.74 (untere Grenze) und CHF 818‘005.11 (obere Grenze).

Der Verwaltungsrat ist ermächtigt, bis zum 4. Juni 2030 das Aktienkapital jederzeit und beliebig oft bis zur oberen Grenze zu erhöhen.

Die Erhöhung hat durch Ausgabe von maximal 27'266'837 vollständig zu liberierenden Namenaktien im Nennwert von CHF 0.01 zu erfolgen. Nach einer Nennwertveränderung gilt der neue Nennwert auch im Rahmen des Kapitalbandes. Eine Kapitalherabsetzung wird ausgeschlossen.

Explanation: Pursuant to Swiss law (art. 704 para. 1 no. 5 CO), the creation of capital band requires the approval of the General Meeting with a qualified majority of at least two thirds of the represented share votes and the absolute majority of the represented shares par value.

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12.
Increase of Conditional Share Capital for Employee Benefit Plans

The Board of Directors proposes to (i) adapt the existing first paragraph of article 3c (Conditional Capital Increase for Employee Benefit Plans) of the articles of association pertaining to the conditional capital increase for employees and individuals of comparable positions, (ii) create conditional share capital for the same purpose in the maximum amount of CHF 124'800 by the issuance of 12'480'000 registered common shares of CHF 0.01 nominal value each and (iii) amend article 3c, paragraph 1 of the articles of association as set out below:

Article 3c Conditional Share Capital for Employee Benefit Plans

The share capital of the Company shall be increased by an amount not exceeding CHF 124'800 through the issue of a maximum of 12'480'000 registered shares, payable in full, each with a nominal value of CHF 0.01, in connection with the exercise of option rights or other equity-linked instruments granted to any employee of the Company or a subsidiary, and any consultant, members of the Board of Directors, or other person providing services to the Company or a subsidiary. The exercise of the option rights and the waiver of such right shall be made in writing on paper or in electronic form.

Artikel 3c Bedingtes Aktienkapital für Mitarbeiterbeteiligungspläne

Das Aktienkapital kann durch die Ausgabe von höchstens 12'480'000 voll zu liberierenden Namenaktien im Nennwert von je CHF 0.01 um höchstens CHF 124'800 durch Ausübung von Optionsrechten oder anderen eigenkapitalbasierten Instrumenten erhöht werden, welche Mitarbeitenden der Gesellschaft oder ihrer Tochtergesellschaften, Personen in vergleichbaren Positionen, Beratern, Verwaltungsratsmitgliedern oder anderen Personen, welche Dienstleistungen zu Gunsten der Gesellschaft erbringen, gewährt wurden. Die Form der Ausübung der Optionsrechte und des Verzichts auf dieses Recht erfolgt auf schriftlichem Weg auf Papier oder in elektronischer Form.

Explanation: Pursuant to Swiss law (art. 704 para. 1 no. 5 CO), the creation of conditional capital requires the approval of the General Meeting with a qualified majority of at least two thirds of the represented share votes and the absolute majority of the represented shares par value.

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ORGANIZATIONAL INFORMATION

1 Financial Statements

The Annual (Statutory) Financial Statements and the Financial Statements of Oculis Holding AG for the business year 2024 as well as the corresponding Auditor's reports are available for download in the "Investors & Media" section of our website at https://investors.oculis.com/events-presentations.

2 Virtual Information Session

The Company will host a virtual information session for all shareholders on Monday, 19 May 2025 from 4:00 to 5:00 p.m. CEST / 10:00 to 11:00 a.m. EDT, during which members of management will provide an overview of the 2025 Annual General Meeting proposals and answer questions from shareholders. To participate virtually, please use the following link: https://edge.media-server.com/mmc/p/w5v8ve3h. The webcast of the virtual information session will be available following the event by visiting our website at https://investors.oculis.com/events-presentations.

3 Invitation and Attendance

Shareholders registered in the Company's share register with the right to vote as per the record date of 2 May 2025 (the "Record Date", and such registered shareholders the "Holders of Record") are entitled to participate in the 2025 Annual General Meeting. Shareholders wishing to attend the 2025 Annual General Meeting in person must present proof of ownership and a valid government issued identification document at the 2025 Annual General Meeting.

Shareholders holding their shares on the Record Date through their broker or bank ("Street Name Holders") who wish to attend and vote their shares in person at the 2025 Annual General Meeting must obtain a valid legal proxy from their bank or broker in accordance with their instructions to be presented along with a valid government issued identification document at the 2025 Annual General Meeting.

The 2025 Annual General Meeting will be broadcast for viewing only, with no option for virtual participation. To join the broadcast, please use the following link: https://edge.media-server.com/mmc/p/mmrvvt5a.

4 Representation

Holders of Record, who do not attend the 2025 Annual General Meeting in person, may:

(a)
grant a proxy to the current independent proxy of the Company for the 2025 Annual General Meeting, PST Legal AG, in writing or electronically as described below; or
(b)
grant a proxy in writing to another shareholder or other third party who must present him- or herself at the admission desk at the latest 20 minutes prior to the beginning of the 2025 Annual General Meeting. Such proxy form is available for download on Broadridge portal. The proxy must present an original of the signed proxy form at the 2025 Annual General Meeting, proof of ownership and a valid government issued identification document.

Written proxies to the independent proxy must be mailed to and received by Broadridge by 11:59 pm EST on 29 May 2025 / 5:59 am Swiss time on 30 May 2025. Proxies received after such time will not be considered. Please do not send your proxy card directly to the independent proxy.

The login information for electronic instructions to the independent proxy is set forth on the proxy form. Electronic instructions must be received no later than 11:59 pm EST on 29 May 2025 / 5:59 am Swiss time on 30 May 2025.

Shareholders that have granted a proxy to the independent proxy, in writing or electronically, may not vote their shares at the 2025 Annual General Meeting.

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On 9 May 2025, the invitation and proxy form will be mailed to all Holders of Record as at the Record Date at 5:00 pm EST / 11:00 pm Swiss time. The invitation is available for download in the "Investors & Media" section of our website at https://investors.oculis.com/events-presentations.

If you wish to attend the 2025 Annual General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued identification document and present yourself at the admission desk at the latest 20 minutes prior to the beginning of the 2025 Annual General Meeting.

5 Registration as Holder of Record

Between 5:00 pm EST / 11:00 pm Swiss time on 2 May 2025 and 12:00 pm EST / 6:00 pm Swiss time on 4 June 2025, no new shareholder will be registered for voting purposes. Continental Stock Transfer & Trust Company will continue to register transfers of shares in the share register in its capacity as transfer agent.

6 Trading Restrictions

The registration of shareholders for voting purposes does not impact trading of shares in Oculis Holding AG held by registered shareholders before, during or after the 2025 Annual General Meeting. Shareholders selling their shares in Oculis Holding AG prior to the 2025 Annual General Meeting are excluded from voting.

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